

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 1, 2014

Via E-mail
Mr. Colin Watt
President and Chief Executive Officer
Lynden Energy Corp.
888 Dunsmuir Street, Suite 1200
Vancouver, British Columbia

> **Re: Lynden Energy Corp.**
> **Registration Statement on Form 10-12G**
> **Filed October 29, 2014**
> **File No. 0-55301**

Dear Mr. Watt:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. Please be advised that your registration statement will automatically become effective sixty days after filing, pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934. Upon effectiveness, you will become subject to the reporting requirements of the Securities Exchange Act of 1934.

Glossary of Oil and Natural Gas Terms, page 2

2. The disclosure relating to a definition of proved undeveloped reserves, which in-part states "proved reserves for other undrilled units can be claimed only where it can be demonstrated with certainty that there is continuity of production for the

existing productive formation," does not appear to be consistent with the current definition of undeveloped reserves contained in Rule 4-10(a)(31) of Regulation S-X. We also note your items (i) through (v) are part of a separate definition of proved reserves contained in Rule 4-10(a)(22) of Regulation S-X. Please refer to Rule 4-10(a) Regulation S-X and revise your disclosure accordingly.

Business, page 5

JOBS Act, page 6

3.   State your election under Section 107(b) of the JOBS Act, as follows:

- If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

- If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

Properties, page 6

4.   Please clarify for us, and in your disclosure, the difference between the figures shown as "Net Acres" and the figures shown as "Lynden Net Acres" relating to your leases in West Texas.

Vertical Well Development, page 7

5.   The disclosure relating to the producing gross and net Wolfberry wells shown as of December 31, 2013 does not appear to be the mathematical difference between the wells at September 30, 2013 and the wells at December 31, 2013 sold to Breitburn. Please advise or revise your disclosure.

Summary Reserve Information, page 10

6.   We note your disclosure here, and on page 7, of Pre-Tax Present Value Discounted at 10%, or what is more commonly known as "PV10". Please be advised that this disclosure is considered a non-GAAP financial measure. As such, you must provide all disclosures required by Item 10(e) of Regulation S-K.

7.   You disclose that the reserve information as of June 30, 2014, presented in
       summary form on page 10 and elsewhere on page 7, is based on a reserve report
       prepared by your independent consulting petroleum engineers, Cawley, Gillespie
       and Associates, Inc. However, there appears to be an inconsistency between the
       reserve figures disclosed in the Registration Statement on Form 10-12G and the
       comparable reserve figures disclosed in the report filed as Exhibit 99.1. We
       believe the information in the reserve report should correlate with the disclosure
       in your registration statement. Please modify your disclosures as necessary to
       resolve any inconsistencies or clarify the reasons for this apparent lack of
       correlation.

8.   We also note disclosure relating to an aggregation of proved plus probable
       reserves information in your Registration Statement on Form 10-12G and in
       Exhibit 99.1. Please revise your disclosures and obtain and file a revised reserves
       report to exclude the summation of proved plus probable reserves and pre-tax
       present values discounted at 10%. For additional guidance, refer to question
       105.01 in the Compliance and Disclosure Interpretations (C&DIs), issued October
       26, 2009 and updated May 16, 2013 available on our website at:

       http://www.sec.gov/divisions/corpfin/guidance/oilandgasinterp.htm.

9.   Please expand your disclosure to provide a cautionary statement to prospective
       investors regarding the different levels of uncertainty relating to the estimates of
       proved and probable reserves and net present worth discounted at 10%. For
       example, your statement should indicate the reserves and net present worth
       discounted at 10% relating to the different categories of proved and probable have
       not been adjusted for risk due to their uncertainty of recovery and thus are not
       comparable and should not be summed into total amounts. Refer to the Item
       1202(a)(5) of Regulation S-K.

Proved Undeveloped Reserves, page 10

10.   You disclose that you converted approximately 1,352 MBoe of proved
       undeveloped reserves to proved developed reserves during the year ending June
       30, 2014. However, this reduction in the starting amount of proved undeveloped
       reserves, due to reclassifying these volumes to developed, does not reconcile with
       our estimate of an overall increase in proved undeveloped reserves during the
       period of approximately 590.9 MBoe. Please expand your disclosure to provide a
       prospective investor with sufficient detail to reconcile the overall change in net
       reserves relating to such causes as revisions of previous estimates, extensions and
       discoveries, purchases and sales, in addition to those quantities converted to
       developed during the period. Please refer to the disclosure requirements in Item
       1203(b) of Regulation S-K.

11.   Please tell us the extent to which any of your proved undeveloped reserves will
       not be developed within five years of your initial disclosure of these reserves.

Also, please clarify your disclosure in this regard, and if applicable, provide an explanation for the specific circumstances for any material amounts of proved undeveloped reserves that remain undeveloped for five years or more after initial disclosure. Please refer to the disclosure requirements under Item 1203(d) of Regulation S-K and question 131.03 in the Compliance and Disclosure Interpretations (C&DIs).

Reserve Estimation Procedures and Audits, page 11

12.   You disclose that reserve information provided as of June 30, 2013 is based on a report prepared by Cawley, Gillespie and Associates, Inc. Please obtain and file the referenced report as an exhibit to your Registration Statement on Form 10-12G. Refer to the disclosure requirements under Item 1202(a)(8) of Regulation S-K.

13.   Please expand the disclosure relating to internal controls to provide the qualifications of the technical person within your company primarily responsible for overseeing the preparation of the reserves estimates disclosed in your Registration Statement on Form 10-12G. Refer to the disclosure requirements set forth in Item 1202(a)(7) of Regulation S-K.

Production, Price and Cost Data, page 12

14.   We note that you refer the reader to information found elsewhere on page 50 under "Item 2. Financial Statements—Year Ended June 30, 2014 (Fiscal 2014) Compared to Year Ended June 30, 2013 (Fiscal 2013)—Results of Operations—P&NG Revenue" for disclosure related to your production, price and cost data. Please revise your disclosure pursuant to Item 1204 of Regulation S-K to provide the following:

- The total annual net production volumes by final product sold, of oil, gas, and other products such as natural gas liquids (Item 1204(a)).

- The annual net production volumes by final production sold, of oil, gas, and other products such as natural gas liquids for each field that contains 15% or more of your total proved reserves (Item 1204(a)).

- The average sales price per unit of oil, gas and other products such as natural gas liquids produced (Item 1204(b)(1).

- The average production cost, not including ad valorem and severance taxes, per unit of production (Item 1204(b)(2).

Leasehold Acreage, page 13

15.   Please expand your disclosure to present the gross and net amounts of acreage
        that will expire for each year the expiring acreage represents a material amount of
        your total net undeveloped acreage. For additional guidance, please refer to the
        disclosure requirements under Item 1208(b) of Regulation S-K.

16.   We note that a significant amount of your total acreage and reserves are
        undeveloped as of June 30, 2014. Therefore, please tell us the extent to which
        you have assigned any proved undeveloped reserves to locations which are
        currently scheduled to be drilled after lease expiration. If a material amount of
        your proved undeveloped locations include such locations, please expand your
        disclosure to provide this information as part of the risk factor relating to your
        "PUDs" provided on page 32.

Risk Factors, page 25

Federal, state and local legislative and regulatory initiatives..., page 37

Management's Discussion and Analysis, page 47

17.   Please expand your disclosures to provide a discussion of management's critical
        accounting estimates used in the preparation of your financial statements. These
        disclosures should address the material implications of the uncertainties that are
        associated with the methods, assumptions and estimates underlying your critical
        accounting estimates. Specifically, you should provide the following:

        (a)   An analysis of the uncertainties involved in applying the principle and the
                variability that is reasonably likely to result from its application.

        (b)   An analysis of how you arrived at the measure and how accurate the
                estimate or underlying assumptions have been in the past.

        (c)   An analysis of your specific sensitivity to change based on outcomes that
                are reasonably likely to occur and have a material effect.

        Please refer to FRC Section 501.14 for further guidance.

18.   You state here that "[a]ccording to the latest information available from the
        Energy Information Administration of the U.S. Department of Energy, the
        Spraberry Trend area ranks as the second largest oilfield in the United States by
        proved reserves and the fourth for estimated oil production." Please revise your
        statement to disclose the effective date of such information. For example, if this
        ranking is based on 2009 reserves, please provide such information in your filing.

19.   We note your reference in the final paragraph of page 47 to continuous development provisions in your leases. Please expand your disclosure where appropriate to provide a description of these provisions.

20.   Please describe any known trends or uncertainties that have had or that you reasonably expect will have a material favorable or unfavorable impact on net sales or revenues or income from continuing operations. For example, please discuss the impact of the recent decrease in oil prices, or tell us why you do not believe that such information is material. Refer to Item 303(a)(3)(ii) of Regulation S-K.

Results of Operations, page 50

21.   Please expand this section to discuss the material factors underlying the year-to-year changes in each component of your operating results. Where there are multiple factors to which such fluctuations are attributable, please ensure you quantify the fluctuation caused by each factor.

Directors and Executive Officers, page 54

22.   We note your disclosure on page 54 and elsewhere that Mr. Watt is the president of Squall Capital Corp. Please disclose the number of hours per week Mr. Watt devotes to your business.

Executive Compensation, page 56

Summary Compensation Table, page 57

23.   Please revise your summary compensation table to present separately the components of total compensation paid to each named executive officer. In that regard, we note the description on page 57 of an annual bonus paid to Mr. Andrews.

Financial Statements and Exhibits, page 76

24.   Your financial statements are more than 135 days old. Please update your filing to include financial statements and related disclosure that complies with Rule 8-08 of Regulation S-X.

Notes to the Financial Statements, page 83

25.   As you are a company engaged in petroleum and natural gas exploration and production activities, please revise to provide disclosure that meets the requirements of FASB ASC 932-235-50 and 932-235-55 or otherwise explain to us why you do not believe this disclosure is necessary.

Note 7, Suspended Exploratory Well Costs, page 91

26.   The table on page 92 details certain amounts of suspended exploratory well costs
        related to your interests in the Paradox Basin. We note your statement on page 9
        that: "As a result of the depressed price of natural gas, we have not undertaken
        any material development work on the Paradox Basin Project over the past several
        years and consequently Lynden's lease holdings continue to expire. Lynden's
        lease holdings not held by production will expire in the next three years." This
        statement appears to contradict your ability to support the continued capitalization
        of exploratory costs related to these lease holdings. Please explain why you
        believe the capitalization these amounts is appropriate as of the end of each
        reporting period presented.

27.   Please expand your footnotes to provide the information required by FASB ASC
        932-235-50-1A and -1B. Specifically, please ensure your disclosures provide the
        aging analysis described in ASC 932-235-50-1B, paragraph (b) and more detailed
        qualitative discussion of activities undertaken to date as described in paragraph
        (c).

Note 16, Income Taxes, page 101

28.   We note the reconciling item of a $2,244,580 for the change in valuation
        allowance included in the table reconciling income tax expense computed at the
        statutory tax rate and income tax expense. However, we also note the valuation
        allowance increased by approximately $215 thousand from $2,633,478 at June 30,
        2013 to $2,847,991 at June 30, 2014. Please explain the difference between the
        reconciling item of $2,244,580 in the table on page 101 with the apparent increase
        of approximately $215 thousand, or otherwise, clarify our understanding of what
        these amounts represent.

Exhibits, page 103

29.   Please file all agreements required to be filed by Regulation S-K Item 601(b)(10)
        and Item 601(b)(2). For example, please file your participation agreements with
        CrownRock, L.P. and your asset sale agreements with Breitburn Energy Partners,
        L.P., or provide your analysis as to why such agreements are not required to be
        filed.

Exhibit 99.1

30.   The section of reserves report entitled "Presentation" refers to additional
        supplemental information not included in Exhibit 99.1 such as:

        •   a Table of Contents,

- Table 1 which presents the composite reserve estimates and economic forecasts for the particular area and reserve category, and

- the individual figures and tables that represent the detailed reserves and economics for each property listed in Table II.

Please obtain and file a revised report to include the referenced supplemental information. Alternatively, remove these references if you do not intend to include this supplemental information in Exhibit 99.1. For additional information about the content of the third party report, please refer to paragraph 3(e) on page 72 of section IV.B in the Adopting Release contained in the Modernization of Oil and Gas Reporting, Final Rule. The Adopting Release may be found on our website at the following address:

http://www.sec.gov/rules/final/2008/33-8995.pdf.

31. The discussion of methods employed in the estimation of reserves provided in the Appendix to the reserves report lists four methods customarily employed in the estimation of reserves. While this appears to be a comprehensive list of the methods available to the evaluator, Item 1202(a)(8)(iv) of Regulation S-K requires that the disclosure should address the methods and procedures used in connection with the preparation of the estimates specific to the report. Please obtain and file an amended report to revise the discussion, if necessary, to list only those methods and/or combinations of methods actually used to estimate the reserves contained in the report.

32. The reserves report does not include certain disclosures required by Item 1202(a)(8) of Regulation S-K. Please obtain and file a revised reserves report to include the following information in order to satisfy your filing obligations.

- The purpose for which the report was prepared (e.g. for inclusion as an exhibit in a filing made with the U.S. Securities and Exchange Commission (SEC) (Item 1202(a)(8)(i)).

- The date on which the report was completed (in addition to the effective date) (Item 1202(a)(8)(ii)).

- The proportion of the Company's total proved reserves covered by the report (1202(a)(8)(iii)).

- A statement that the assumptions, data, methods and procedures used in the preparation of the report are appropriate for the purpose served by the report (Item 1202(a)(8)(iv)).

- The realized prices by product type for the reserves included in the report as part of the primary economic assumptions (Item 1202(a)(8)(v)).

- A discussion of the inherent uncertainties of reserves estimates including the uncertainty related to the probable reserves disclosed in the report. (Item 1202(a)(8)(vii) and Item 1202(a)(5)).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact John Hodgin, Petroleum Engineer, at (202) 551-3699 with questions about engineering comments. If you have questions regarding comments on the financial statements and related matters, you may contact Wei Lu, Staff Accountant, at (202) 551-3725 or Shannon Buskirk, Staff Accountant, at (202) 551-3717. Please contact Parhaum J. Hamidi, Staff Attorney, at (202) 551-3421 or, in his absence, Laura Nicholson, Senior Counsel, at (202) 551-3584 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director

cc: Robert L. Kimball
Vinson & Elkins LLP